                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM 25

                  NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                    REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                             Commission File Number: 000-50994

                                  BioProgress PLC
                              NASDAQ Stock Market LLC
  (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

                            15-17 Cambridge Science Park
                              Milton Road, Cambridge CB4 0FQ
                                   UNITED KINGDOM
                         Telephone number: + 44 (0) 1223 394250

  (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

   American Depositary Shares, evidenced by American Depositary Receipts, each representing ten (10) Ordinary Shares

                       (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_|       17 CFR 240.12d2-2(a)(1)

|_|       17 CFR 240.12d2-2(a)(2)

|_|       17 CFR 240.12d2-2(a)(3)

|_|       17 CFR 240.12d2-2(a)(4)

|_|       Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

|X|       Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c)
          governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, BioProgress
PLC certifies that it has reasonable grounds to believe that it meets all of the requirements  for  filing  the Form 25 and has caused  this  notification  to be signed on its behalf by the undersigned duly authorized person.

BIOPROGRESS PLC

/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer

Dated: June 8, 2007